Digicel Group Limited Underwriting Syndicate Members

Citigroup Global Markets, Inc.
JP Morgan Securities, Inc.
Lehman Brothers Inc.
Davy Stockbrokers
Credit Suisse First Boston
Goodbody Stockbrokers